Securlinx Corporation



ANNUAL REPORT

9160 Forum Corporate Parkway

Ft. Myers, FL 33905

(304) 685-6935

www.securlinx.com

This Annual Report is dated April 25, 2025.

BUSINESS

Securlinx Corporation ("Securlinx" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in the state of Michigan. Securlinx has engaged in the development of identity management biometric middleware. We have a portfolio of software applications protected by 10 trademarks, 9 copyrights, and other trade secrets. The products are platform-based, enterprise-wide identity authentication solutions to protect private data and information while allowing access to authorized users anywhere at any time.

The North American healthcare market faces serious security issues. Data breaches have resulted in massive settlements and damaged reputations. Anthem Blue Cross Blue Shield still holds the record with a settlement of $115 million. Ransomware attacks cost healthcare organizations $20.8 billion in downtime in 2020, according to a Comparitech report cited by CynergisTek. We believe it is clear that the need for better security is great.

We believe security begins with identity. Who is knocking at the door?

In today's business climate where employees, customers, and suppliers are connecting to systems remotely, proper identity authentication has never been more critical. Seculinx offers cost-effective solutions to a rapidly growing market with a potentially high rate of return to both our customers and our company. Lower in cost, more secure, and easier to use than most RFID cards, digital fobs, and centrally controlled door strikes... **We aim to make technology simple**

Summary of the Company's Merger

In 2003, Barry Hodge ("Hodge") was made aware by an investor that he had acquired the rights to certain intellectual property developed by GTE Services Company. Hodge, formerly Vice President of Marketing at Graphco, had left the company to become President of Acsys Biometrics in Burlington, ON, Canada. GTE Services had merged with Bell Atlantic to form Verizon. The IP was deemed non-core to the merger and GTE was required to divest its interest.

Graphco acquired the IP for $4.5 million, a fraction of its development cost. Graphco Technologies offered the assets as security against a loan. Graphco defaulted on the loan and the investor took ownership of the IP. Subsequently, the IP was offered to Hodge who was interested in entering the identity management middleware marketplace with new technology and vision. The acquired technology had been successfully deployed as a proof of concept at Raymond James Stadium in Tampa and at the E Center hockey arena in Salt Lake City. Controversy surrounded the use of facial recognition but the value of middleware in the deployment of identity management solutions was validated.

IBIS was formed on October 31, 2003, as a placeholder for the IP in exchange for an equity position in what would become Securlinx. IBIS was merged into Securlinx on February 27, 2004, as soon as a corporate structure could be established in Delaware. This process took four and half months and Securlinx officially opened its doors on April 1, 2004. IBIS conducted no customer or market activity until the merger was consummated.

Intellectual Property

Each Trademark in the Company's portfolio represents software developed under copyright and solely owned by Securlinx. Each trademark is filed with the United States Patent and Trademark Office, USPTO.

Summary of the Company's Previous Settlement

The Company owned a 51% stake in a partner company. They wanted to buy back our stake, but we couldn't agree on valuation. They offered $30K. They filed a suit that ended in arbitration. We sold our stake for $415,000 and the return of equity they owned in Securlinx. It is settled, closed and we have received payment.

Previous Offerings

NA

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

None

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,555.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Barry Hodge

Amount Owed: $50,000

Interest Rate: 0.0%

No set maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

No Change

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Barry Hodge

Amount and nature of Beneficial ownership: 8,380,672

Percent of class: 30.89

Title of class: Series A Preferred Stock

Stockholder Name: Barry Hodge

Amount and nature of Beneficial ownership: 5,280,225

Percent of class: 57.17

RELATED PARTY TRANSACTIONS

Name of Entity: Barry Hodge

Relationship to Company: Director

Nature / amount of interest in the transaction: During 2024, the Company received a $50,000 loan from the Chairman, CEO and major shareholder, Barry Hodge.

Material Terms: The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2024, the outstanding balance of the loan is $50,000.

OUR SECURITIES

The amount of security authorized is 10,000,000 with a total of 9,236,607 outstanding.

Voting Rights

2 votes per share

Material Rights

3. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Every one (1) share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into two (2) fully paid and nonassessable shares of Common Stock.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the amount that would be paid under Subsection 2.2 had the holders of the Series A Preferred Stock converted all of their shares of Series A Preferred Stock into Common Stock immediately prior to the liquidation, dissolution or winding up (the "Series A Liquidation Preference").

3,337,107 of the outstanding Series A Preferred Stock were issued prior to the company's Common Stock split. As a result, 3,337,107 Series A Preferred Stock convert to Common Stock at a 1:6 ratio (Preferred: Common), rather than the 1:2 ratio described above.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

No Change

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2025.

Securlinx Corporation

By   /s/ *//Barry L Hodge//*

       Name: Securlinx Corporation

       Title: Chairman

Exhibit A

FINANCIAL STATEMENTS



SECURLINX CORPORATION ANNUAL REPORT
and
FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2024

SECURLINX CORPORATION
Index to Annual Report

(unaudited)

FINANCIAL STATEMENTS

Securlinx Corporation
INCOME STATEMENT
Current Period:

	Jan 1, 2024 to Dec 31, 2024			Previous Period 2023
Income				
Interest Income	$	2	$	2
Income from Sales	$	41,646	$	74,336
Total Income	$	**41,648**	$	**74,338**
Cost of Goods Sold	$	45,572	$	51,540
Gross Profit	$	**(3,924)**	$	**22,798**
Gross Profit %		**-9.42%**		**30.67%**
Expenses				
General & Admin	$	61,772	$	35,300
Operational Expense	$	7,079	$	101,064
Total Expenses	$	**68,851**	$	**136,364**
Net Income	$	**(72,775)**	$	**(113,566)**
Net Income %		**-174.74%**		**-152.77%**

Securlinx Corporation
BALANCE SHEET
Current Period:
12/31/2024

ASSETS
Current Assets:

Cash in Business Bank Accounts	$1,555	$12,086
Accounts Receivable (Money Owed to you from Third Parties)	$10,788	$13,591
Market value of Business Inventory	$248,000	$261,700
Total Current Assets	**$260,343**	**$287,377**

Fixed Assets:

Business Equipment	$17,800	$13,591
Total Fixed Assets	**$17,800**	**$13,591**

Other Assets:

Trademarks	$290,000	$135,000
Patents	$28,000	$28,000
Total Other Assets	**$318,000**	**$163,000**

Total Assets	**$596,143**	**$463,968**

LIABILITIES
Short-Term Liabilities:

Business Credit Card Balances Owed	$26,641	$21,766
Business Lines of Credit Balances Owed	$50,918	$50,918
Loan from Director	$50,000	
Total Current Liabilities	**$127,559**	**$72,684**

Long-Term Liabilities:

Long-Term Business Loans (Working Capital)	$127,500	$127,500
Total Long-Term Liabilities	**$127,500**	**$127,500**

Other Liabilities

Convertible Notes	$1,754,248	$1,930,153
Total Other Liabilities	**$1,754,248**	**$1,930,153**

Total Liabilities	**$2,009,307**	**$2,130,337**

Total Equity	**-$1,413,164**	**-$1,666,369**

STATEMENT OF CHANGES IN EQUITY

Securlinx Corporation STATEMENT OF CHANGES IN EQUITY Current Period: 12/31/2024	Number of shares Common	Number of Shares Preferred Class A	Number Shares at Conversion	Convertible Debt $	Number Shares at Conversion	Total Number of Shares Fully Diluted
Balance as of January 1, 2024	24,227,873	8,546,607	31,119,642	1,633,465	3,266,930	58,614,445
Issued Common	2,903,872					
Issued Preferred A		690,000	1,380,000	120,783	241,566	1,621,566
Convertible Debt			-		-	-
Shares issued - Crowdfunding			-	-		
Balance as of December 31, 2024	27,131,745	9,236,607	32,499,642	1,754,248	3,508,496	63,139,883

NOTES TO FINANCIAL STATEMENT
AS OF December 31, 2024
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SECURLINX CORPORATION was formed on April 1, 2004 ("Inception") in the State of DELAWARE. The balance sheet of SECURLINX CORPORATION (which may be referred to as the "Company," "Securlinx," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ft. Myers, FL.

We design and deploy biometric identity solutions that improve security while reducing complexity, costs and risks. We take an enterprise-wide approach that centralizes the collection and management of all types of biometric, whether a fingerprint, palm vein, facial image or iris scan.

Our powerful solutions open the way for your organization to drive critical identity verification functions across all your operations and processes from a single platform, integrating your systems, devices and workflow. That translates into a simpler, faster, more reliable way to validate and communicate identity data with confidence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

THE COMPANY'S BUSINESS INVOLVES ELEMENTS OF RISK. IN MANY INSTANCES, THESE RISKS ARISE FROM FACTORS OVER WHICH THE COMPANY HAS LITTLE OR NO CONTROL. SOME ADVERSE EVENTS MAY BE MORE LIKELY THAN OTHERS AND THE CONSEQUENCE OF SOME ADVERSE EVENTS MAY BE GREATER THAN OTHERS. NO ATTEMPT HAS BEEN MADE TO RANK RISKS IN THE ORDER OF THEIR LIKELIHOOD OR POTENTIAL HARM. EACH SUBSCRIBER IS URGED AND EXPECTED TO CONSULT WITH SUCH SUBSCRIBER'S OWN ADVISOR OR ADVISORS FOR ASSISTANCE IN EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE UNITS. IN ADDITION TO THOSE RISKS ENUMERATED ELSEWHERE IN THIS MEMORANDUM, SUBSCRIBERS SHOULD ALSO CAREFULLY CONSIDER THE FOLLOWING FACTORS:

The Company cannot reasonably project future gains or losses due to the nature of the operations of the Company.
The Company is principally an intellectual property holding company that anticipates all future revenues shall be due to the efforts of the Company to realize and protect certain intellectual properties, license such intellectual property, and acquire or be acquired by another business entity.

The Company's investment in the Affiliates could adversely affect the financial condition of the Company.
None of the Affiliates of the Company are profitable nor can the Company provide any assurance of the profitability of any of the Affiliates in the future. As a result, the investments by the Company in the Affiliates could be substantially negatively affected and, as a result, the financial condition could be adversely affected.

Our revenue model may change.
Our success depends on our ability to generate revenue from multiple sources. We may not be able to successfully generate revenue. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

Efforts to patent critical technologies and maximize registration of intellectual property may not be successful.
New patent activity from other companies could affect and alter the ability to obtain and license proprietary properties. Additionally, the possibility exists that our efforts could infringe on the proprietary rights of other persons or parties. Competitive patent activity is always a risk, and U.S. patent applications are unpublished for one year. Although the Company intends to protect its rights with respect to intellectual property, the Company cannot provide any assurance that such activities will be successful or that the Company's efforts will not adversely affect the operations of the Company.

There is no minimum offering and additional financing may be required.
The Company may sell some or all of the Units offered hereby at different times over the term of this Memorandum. There is no minimum amount required for the Company to close on any subscriptions. If less than the maximum number of Units are sold in this Offering and the Company is unable to obtain alternative sources of financing, the operations of the Company would be constrained and would require an even greater amount of additional financing than would be required if the

maximum number of Units were sold. In such event, the investors in this Offering will be subject to greater risk than would be the case if the maximum number of Units were sold. The Company anticipates that it may require additional financing immediately after the termination of this Offering to meet the demands of its expected growth.

The Company cannot ensure that an investor will qualify for favorable tax benefits as a result of an investment in the Company.

Each investor in the Company is urged to consult with his or her tax advisor regarding the applicability of any and all tax effects from investing in the Company.

The Company's market is subject to rapid change and advancements in new technology.
The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge.

The Company is subject to personnel risks.
Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis.

Shares available for future issuance may dilute your investment.
In the aggregate, and assuming this Offering is fully subscribed, the Company will have seventy million (70,000,000) shares issued and outstanding, on a fully diluted basis. The Company may authorize the issuance of additional shares in the future. Except as otherwise set forth in this Memorandum, its attachments and exhibits, or as set forth in the Company's Operating Agreement, the availability of these shares and their potential future issuance may be dilutive and could adversely affect the value per Share of the Stock. The Company could also issue shares at a later date at less than the Offering price set forth in this Memorandum.

The offering price was arbitrarily determined.
The Offering price for the Units has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Units offered herein.

Restricted Securities; Lack of Public Market.
The sale of the Units offered hereby has not been registered under the Securities Act or any state securities laws and, accordingly, the Units will constitute "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Units may not be offered, sold or otherwise transferred, encumbered or hypothecated unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. The holders of the Units will have no rights to require the Company to register the Units under the Securities Act. Potential investors, therefore, may find it difficult or impossible to liquidate their investment at a time when they desire to do so and, consequently, must be prepared to hold the Units for an indefinite period of time.

New market entrants pose a threat to our business.
Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition.

Our business may require us to develop certain strategic alliances for commercialization of certain research and development.
We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

The operations of the Company are speculative, may be unprofitable, and may result in the total loss of your investment.

The operations of the Company and their related operations are speculative and involve the possibility of a total loss of investment. The Company's operations and activities may be unprofitable due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Market conditions may make raising future capital difficult.

A significant downturn in the national or global economy may cause a general disinclination to invest in companies such Securlinx Corporation. Consequently, investors may be reluctant to invest in us in further rounds of financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, we may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company making debt service and borrowing more difficult or financially unsustainable.

Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Our business could grow too rapidly for us to effectively manage the growth.

Our ability to successfully implement our business plan requires an effective planning and growth-management process. If we are unable to manage our growth, we may not be able to implement our business plan, and our business may suffer as a result. We expect that we will have to expand our business to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce. We can give no guarantee that we will be successful in these efforts.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from our middleware platform transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.001.

We have authorized the issuance of 10,000,000 shares of our Preferred A stock with par value of $0.001.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through December 31, 2024. There have been no other events or transactions during this time that would have a material effect on the balance sheet.


SECURLINX CORPORATION
CEO CERTIFICATION
AS OF December 31, 2023


I, Barry Hodge, the Chief Executive Officer of Securlinx Corporation, hereby certify that the financial statements of Securlinx Corporation and notes thereto for the period ending December 31, 2024 included in this Annual Report are true and complete in all material respects.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 7, 2025

_____ (Signature)
Chairman and Chief Executive Officer

SECURLINX CORPORATION ANNUAL REPORT
and
FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2023

SECURLINX FINANCIAL STATEMENTS

P&L

	2020	2021	2022	2023	2024	2025	2026	2027
Education Accounts				1	102	480	840	1,560
Education Cumulative Accounts				1	103	583	1,423	2,983
Healthcare Accounts				1	278	792	1,096	1,310
Healtahcare Cumulative Accounts				1	279	1,071	2,167	3,477
SaaS ARR for Installed Base Pre-Contingency				$ 85,336	$ 4,247,208	$ 13,885,500	$ 40,792,980	$ 93,847,764
SaaS ARR for Installed Base Post-Contingency				$ 85,336	$ 3,829,840	$ 12,502,792	$ 36,719,524	$ 84,462,988
REVENUE								
Education								
Starter Kit				$ -	$ 279,000	$ 1,350,000	$ 2,430,000	$ 4,500,000
SaaS				-	141,726	1,158,924	3,473,184	7,671,144
Equipment Rental	310,650	292,672	101,247	73,336	73,524	64,711	58,416	34,587
Healthcare								
Starter Kit				-	84,000	864,000	3,132,000	5,895,000
SaaS				1,000	2,110,250	7,859,400	24,394,800	60,748,800
Contingency				-	(261,498)	(1,123,232)	(3,342,998)	(7,881,494)
	310,650	292,672	101,247	74,336	2,427,003	10,173,803	30,145,402	70,968,037
Revenue Growth					3165%	319%	196%	135%
COST OF SALES								
Education								
Starter Kit				$ 2,576	$ 262,721	$ 1,236,336	$ 2,163,588	$ 4,018,092
SaaS				-	3,835	31,359	93,981	207,573
Equipment Rental	261,238	265,031	45,066	45,066	45,066	45,066	45,066	22,533
Healthcare								
Starter Kit				1,338	208,172	540,817	748,404	894,534
SaaS				2,560	189,117	405,475	1,329,869	3,524,432
Other			21,576	-	-	-	-	-
Contingency				-	(66,385)	(221,399)	(433,584)	(864,463)
	261,238	265,031	66,642	51,540	642,527	2,037,654	3,947,323	7,802,700
Gross Profit	49,412	27,641	34,605	22,796	1,784,476	8,136,149	26,198,079	63,165,337
Contribution Margin	16%	9%	34%	31%	74%	80%	87%	89%
Contribution Margin - Education					37%	49%	61%	65%
Contribution Margin - Healthcare					82%	89%	92%	93%
OPERATING EXPENSES								
Research & Development	30,105	10,488	30,581	8,648	246,000	503,040	536,347	575,208
Sales & Marketing	74,612	23,380	86,518	1,650	893,416	2,318,739	5,493,461	11,297,412
Administrative	80,236	82,004	330,215	23,752	349,519	859,883	1,030,594	1,238,805
Intangibles Amortization	-	1,250	1,250	1,250	1,250	1,250	1,250	1,250
Contingency				-	-	-	-	-
Total Operating Expenses	184,953	117,122	448,564	35,300	1,490,185	3,682,912	7,061,652	13,112,674
% to Sales	60%	40%	443%	47%	61%	36%	23%	18%
Operating Income - EBIT	(135,541)	(89,481)	(413,959)	(12,504)	294,291	4,453,237	19,136,426	50,052,663
Operating Margin	-44%	-31%	-409%	-17%	12%	44%	63%	71%
Other Income		100,000	300,000	-	-	-	-	-
Interest Expense	74,818	100,164	109,651	101,064	94,847	93,735	93,573	93,548
Pre-Tax Earnings (Loss)	(210,359)	(89,645)	(223,610)	(113,568)	199,444	4,359,502	19,042,853	49,959,115
Income Taxes	-	-	8,150	1,074	49,861	1,089,875	4,760,713	12,489,779
Net Earnings	$ (210,359)	$ (89,645)	$ (231,760)	$ (114,642)	$ 149,583	$ 3,269,626	$ 14,282,140	$ 37,469,336
Net Margin	-68%	-31%	-229%	-154%	6%	32%	47%	53%
EBIT	$ (135,541)	$ (89,481)	$ (413,959)	$ (12,504)	$ 294,291	$ 4,453,237	$ 19,136,426	$ 50,052,663
Add: Depreciation	22,533	45,066	45,066	45,066	48,066	51,066	51,066	28,533
Add: Amortization	-	1,250	1,250	1,250	1,250	1,250	1,250	1,250
EBITDA	$ (113,008)	$ (43,165)	$ (367,643)	$ 33,812	$ 343,607	$ 4,505,553	$ 19,188,742	$ 50,082,446
EBITDA Margin	-36%	-15%	-363%	45%	14%	44%	64%	71%

SecurLinx v11.xlsx P&L

BALANCE SHEET

	2020	2021	2022	2023	2024	2025	2026	2027
BALANCE SHEET								
Current Assets								
Cash	$ 5,732	$ 36,756	$ 18,690	$ 12,086	$ 31,606	$ 2,944,574	$ 16,276,161	$ 51,755,584
Prepaids and Other Current Assets	-	-	10,148	-	-	-	-	-
Accounts Receivable	-	-	-	33,270	173,077	607,350	1,741,930	3,925,641
Inventory	-	-	20,065	13,591	17,171	98,731	146,603	275,124
	5,732	36,756	48,903	58,947	221,854	3,650,654	18,164,694	55,956,349
Fixed Assets	292,929	247,863	202,797	157,731	139,665	88,599	37,533	9,000
Other Assets								
Intangible Assets	-	11,250	10,000	8,750	7,500	6,250	5,000	3,750
Total Assets	$ 298,661	$ 295,869	$ 261,700	$ 225,428	$ 369,019	$ 3,745,503	$ 18,207,227	$ 55,969,099
Current Liabilities								
Accounts Payable	$ 38,212	$ 35,185	$ 40,096	$ 72,684	$ 19,025	$ 70,609	$ 188,854	$ 420,077
Promisory Notes and Loans Payable	452,400	452,400	437,400	436,809	436,196	435,560	434,899	434,213
Accrued Interest on Promissory Notes and Loans	4,125	15,125	26,125	37,125	48,125	59,125	70,125	81,125
Convertible Notes	605,000	605,000	550,000	550,000	550,000	550,000	550,000	550,000
Accrued Interest on Convertible Notes	468,365	522,415	556,465	607,465	658,465	709,465	760,465	811,465
Equipment Rental Loan	331,157	288,431	241,697	226,070	212,350	206,260	206,260	206,260
Accrued Interest on Equipment Rental Loan	-	-	-	-	-	-	-	-
Shareholder & Other Loans	-	-	-	-	-	-	-	-
	1,899,259	1,918,557	1,851,784	1,930,154	1,924,161	2,031,019	2,210,603	2,503,140
Stockholders' Equity								
Common Stock	23,352	23,377	25,109	25,526	25,526	25,526	25,526	25,526
Additional Paid-In-Capital	7,446,573	7,513,583	7,775,915	7,775,498	7,775,498	7,775,498	7,775,498	7,775,498
Series A Preferred Stock	7,337	7,857	8,157	8,157	8,157	8,157	8,157	8,157
Retained Earnings	(9,077,860)	(9,167,504)	(9,399,265)	(9,513,907)	(9,364,324)	(6,094,697)	8,187,442	45,656,778
	(1,600,598)	(1,622,687)	(1,590,084)	(1,704,726)	(1,555,143)	1,714,484	15,996,623	53,465,959
Total Liabilities & Stockholders' Equity	$ 298,661	$ 295,869	$ 261,700	$ 225,428	$ 369,019	$ 3,745,503	$ 18,207,227	$ 55,969,099
Total Working Capital	$(1,893,527)	$ (1,881,801)	$ (1,802,881)	$ (1,871,207)	$ (1,702,308)	$ 1,619,635	$ 15,954,091	$ 53,453,209

CASH FLOW

	2020	2021	2022	2023	2024	2025	2026	2027
Net Earnings / (Loss)	$ (210,359)	$ (89,645)	$ (231,760)	$ (114,642)	$ 149,583	$ 3,269,626	$ 14,282,140	$ 37,469,336
Depreciation	22,533	45,066	45,066	45,066	48,066	51,066	51,066	28,533
Intangibles Amortization	-	1,250	1,250	1,250	1,250	1,250	1,250	1,250
	(187,826)	(43,329)	(185,444)	(68,326)	198,899	3,321,942	14,334,456	$ 37,499,119
(Inc.)/Dec in other Assets/Liabilities								
Prepaids	-	-	(10,148)	10,148	-	-	-	-
Accounts Receivable	-	-	-	(33,270)	(139,807)	(434,273)	(1,134,581)	(2,183,711)
Inventory	-	-	(20,065)	6,474	(3,580)	(81,559)	(47,872)	(128,521)
Accrued Interest	58,175	65,050	45,050	62,000	62,000	62,000	62,000	62,000
Accounts Payable and Business Lines of Credit	(47,879)	(3,027)	4,911	32,588	(53,659)	51,584	118,245	231,223
Cash Flow (Used In) Operations	(177,530)	18,695	(165,696)	9,614	63,853	2,919,694	13,332,248	$ 35,480,110
Investing Activity								
Property & Equipment Purchases	(315,462)	-	-	-	(30,000)	-	-	-
Intangible Asses Purchases	-	(12,500)	-	-	-	-	-	-
Financing Activity						-	-	-
Shares Issued	802	67,555	182,244	-	-	-	-	-
Shares Issued - Debt Conversions	-	-	82,120	-	-	-	-	-
Debt Borrowing (Repayments)	472,057	(42,726)	(34,614)	(16,218)	(14,333)	(6,726)	(661)	(686)
Debt and Interest Payable Converted to Equity	-	-	(82,120)	-	-	-	-	-
Change in Cash	(20,133)	31,024	(18,066)	(6,604)	19,520	2,912,968	13,331,587	$ 35,479,424
Cash Beginning of Period	25,865	5,732	36,756	18,690	12,086	31,606	2,944,574	16,276,161
Cash End of Period	$ 5,732	$ 36,756	$ 18,690	$ 12,086	$ 31,606	$ 2,944,574	$ 16,276,161	$ 51,755,584

Statement of Changes in Stockholders' Equity

	Common Stock		Series A Preferred Stock		Additional	Retained	Total	Preferred Shares at	Convertible Shares at	Fully Diluted
	Shares	Amount	Shares	Amount	PIC	Earnings	Equity	Conversion	Conversion	Shares
Authorized	75,000,000		10,000,000							
Par	$ 0.001		$ 0.001							
100,000,000 authorized in total to cover conversion of Series A Preferred Stock										
Balance 12/31/19	23,169,828	23,170	6,646,607	6,647	7,446,643	(8,867,501)	(1,391,041)	27,319,642	2,054,419	52,543,889
Adjustment to agree to Cap Table 12/31/22	70,000	70				(70)	-			
Issuance of Stock	112,500	112	690,000	690			802	1,380,000		
Net Income/(Loss)						(210,359)	(210,359)			
Balance 12/31/20	23,352,328	23,352	7,336,607	7,337	7,446,573	(9,077,860)	(1,600,598)	28,699,642	2,373,288	54,425,258
Issuance of Stock	25,000	25	520,000	520	67,010		67,555	1,040,000		
Net Income/(Loss)						(89,645)	(89,645)			
Balance 12/31/21	23,377,328	23,377	7,856,607	7,857	7,513,583	(9,167,504)	(1,622,687)	29,739,642	2,492,158	55,609,128
Note Conversion - Brauch	81,225	81			14,424		14,505			
Note Conversion - Koehnecke	81,225	81			14,424		14,505			
Note Conversion - Maloney	111,216	112			19,748		19,860			
Note Conversion - Hill	158,200	158			33,092		33,250			
Issuance of Stock - Crowdfunding	966,180	966			181,278		182,244			
Issuance of Stock	334,000	334	300,000	300	(634)		-	600,000		
Net Income/(Loss)						(231,760)	(231,760)			
Balance 12/31/22	25,109,374	25,109	8,156,607	8,157	7,775,915	(9,399,265)	(1,590,084)	30,339,642	2,212,931	57,661,947
Issuance of Stock	416,500	417			(417)		-			
							-			
Net Income/(Loss)						(114,642)	(114,642)			
Balance 12/31/23	25,525,874	25,526	8,156,607	8,157	7,775,498	(9,513,907)	(1,704,726)	30,339,642	2,314,931	58,180,447
Issuance of Stock							-			
							-			
Net Income/(Loss)						149,583	149,583			
Balance 12/31/24	25,525,874	25,526	8,156,607	8,157	7,775,498	(9,364,324)	(1,555,143)	30,339,642	2,416,931	58,282,447
Issuance of Stock							-			
							-			
Net Income/(Loss)						3,269,626	3,269,626			
Balance 12/31/25	25,525,874	25,526	8,156,607	8,157	7,775,498	(6,094,697)	1,714,484	30,339,642	2,518,931	58,384,447
Issuance of Stock							-			
							-			
Net Income/(Loss)						14,282,140	14,282,140			
Balance 12/31/26	25,525,874	25,526	8,156,607	8,157	7,775,498	8,187,442	15,996,623	30,339,642	2,620,931	58,486,447
Issuance of Stock							-			
							-			
Net Income/(Loss)						37,469,336	37,469,336			
Balance 12/31/27	25,525,874	25,526	8,156,607	8,157	7,775,498	45,656,778	53,465,959	30,339,642	2,722,931	58,588,447

NOTES TO FINANCIAL STATEMENT
AS OF December 31, 2023
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SECURLINX CORPORATION was formed on April 1, 2004 ("Inception") in the State of DELAWARE.   The balance sheet of SECURLINX CORPORATION (which may be referred to as the "Company," "Securlinx," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ft. Myers, FL.

We design and deploy biometric identity solutions that improve security while reducing complexity, costs and risks. We take an enterprise-wide approach that centralizes the collection and management of all types of biometric, whether a fingerprint, palm vein, facial image or iris scan.

Our powerful solutions open the way for your organization to drive critical identity verification functions across all your operations and processes from a single platform, integrating your systems, devices and workflow. That translates into a simpler, faster, more reliable way to validate and communicate identity data with confidence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

THE COMPANY'S BUSINESS INVOLVES ELEMENTS OF RISK. IN MANY INSTANCES, THESE RISKS ARISE FROM FACTORS OVER WHICH THE COMPANY HAS LITTLE OR NO CONTROL. SOME ADVERSE EVENTS MAY BE MORE LIKELY THAN OTHERS AND THE CONSEQUENCE OF SOME ADVERSE EVENTS MAY BE GREATER THAN OTHERS. NO ATTEMPT HAS BEEN MADE TO RANK RISKS IN THE ORDER OF THEIR LIKELIHOOD OR POTENTIAL HARM. EACH SUBSCRIBER IS URGED AND EXPECTED TO CONSULT WITH SUCH SUBSCRIBER'S OWN ADVISOR OR ADVISORS FOR ASSISTANCE IN EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE UNITS. IN ADDITION TO THOSE RISKS ENUMERATED ELSEWHERE IN THIS MEMORANDUM, SUBSCRIBERS SHOULD ALSO CAREFULLY CONSIDER THE FOLLOWING FACTORS:

The Company cannot reasonably project future gains or losses due to the nature of the operations of the Company. The Company is principally an intellectual property holding company that anticipates all future revenues shall be due to the efforts of the Company to realize and protect certain intellectual properties, license such intellectual property, and acquire or be acquired by another business entity.

The Company's investment in the Affiliates could adversely affect the financial condition of the Company.

None of the Affiliates of the Company are profitable nor can the Company provide any assurance of the profitability of any of the Affiliates in the future. As a result, the investments by the Company in the Affiliates could be substantially negatively affected and, as a result, the financial condition could be adversely affected.

Our revenue model may change.
Our success depends on our ability to generate revenue from multiple sources. We may not be able to successfully generate revenue. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

Efforts to patent critical technologies and maximize registration of intellectual property may not be successful.
New patent activity from other companies could affect and alter the ability to obtain and license proprietary properties. Additionally, the possibility exists that our efforts could infringe on the proprietary rights of other persons or parties. Competitive patent activity is always a risk, and U.S. patent applications are unpublished for one year. Although the Company intends to protect its rights with respect to intellectual property, the Company cannot provide any assurance that such activities will be successful or that the Company's efforts will not adversely affect the operations of the Company.

There is no minimum offering and additional financing may be required.
The Company may sell some or all of the Units offered hereby at different times over the term of this Memorandum. There is no minimum amount required for the Company to close on any subscriptions. If less than the maximum number of Units are sold in this Offering and the Company is unable to obtain alternative sources of financing, the operations of the Company would be constrained and would require an even greater amount of additional financing than would be required if the maximum number of Units were sold. In such event, the investors in this Offering will be subject to greater risk than would be the case if the maximum number of Units were sold. The Company anticipates that it may require additional financing immediately after the termination of this Offering to meet the demands of its expected growth.
The Company cannot ensure that an investor will qualify for favorable tax benefits as a result of an investment in the Company.

Each investor in the Company is urged to consult with his or her tax advisor regarding the applicability of any and all tax effects from investing in the Company.

The Company's market is subject to rapid change and advancements in new technology.
The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge.

The Company is subject to personnel risks.
Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis.

Shares available for future issuance may dilute your investment.
In the aggregate, and assuming this Offering is fully subscribed, the Company will have sixty million (60,000,000) shares issued and outstanding, on a fully diluted basis. The Company may authorize the issuance of additional shares in the future. Except as otherwise set forth in this Memorandum, its attachments and exhibits, or as set forth in the Company's Operating Agreement, the availability of these shares and their potential future issuance may be dilutive and could adversely affect the value per Share of the Stock. The Company could also issue shares at a later date at less than the Offering price set forth in this Memorandum.

The offering price was arbitrarily determined.
The Offering price for the Units has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Units offered herein.

Restricted Securities; Lack of Public Market.
The sale of the Units offered hereby has not been registered under the Securities Act or any state securities laws and, accordingly, the Units will constitute "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Units may not be offered, sold or otherwise transferred, encumbered or hypothecated unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. The holders of the Units will have no rights to require the Company to register the Units under the Securities Act. Potential investors, therefore, may find it difficult or impossible to liquidate their investment at a time when they desire to do so and, consequently, must be prepared to hold the Units for an indefinite period of time.

New market entrants pose a threat to our business.
Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition.

Our business may require us to develop certain strategic alliances for commercialization of certain research and development.
We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

The operations of the Company are speculative, may be unprofitable, and may result in the total loss of your investment.
The operations of the Company and their related operations are speculative and involve the possibility of a total loss of investment. The Company's operations and activities may be unprofitable due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Market conditions may make raising future capital difficult.
A significant downturn in the national or global economy may cause a general disinclination to invest in companies such SecurLinx Holding. Consequently, investors may be reluctant to invest in us in further rounds of financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, we may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company making debt service and borrowing more difficult or financially unsustainable.
Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Our business could grow too rapidly for us to effectively manage the growth.
Our ability to successfully implement our business plan requires an effective planning and growth-management process. If we are unable to manage our growth, we may not be able to implement our business plan, and our business may suffer as a result. We expect that we will have to expand our business to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce. We can give no guarantee that we will be successful in these efforts.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from our middleware platform transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 75,000,000 shares of our common stock with par value of $0.001.

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through January 17, 2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

I, //Barry L Hodge//, Principal Executive Officer of Securlinx Corporation, hereby certify that the financial statements of Securlinx Corporation included in this Report are true and complete in all material respects.

//Barry L Hodge//

Chairman